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                              May 5, 2020

       Daniel Gudema
       Chief Executive Officer
       Take It National, Inc.
       299 Camino Gardens, Suite 300
       Boca Raton, FL 33432

                                                        Re: Take It National,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 23,
2020
                                                            File No. 024-11132

       Dear Mr. Gudema:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       "Preferred Shareholders have inordinate voting rights...", page 11

   1. We note your response to prior comment 1. Please revise to disclose that holders of Series
                                                        A Preferred Stock will
maintain 51% voting control of the company. Also, revise the risk factor with the heading
"Our officers and directors control our company..." on page 8 so that it does not
suggest that your officers and directors will no longer control the company if more than $500,000
is raised in the offering.
       Dilution, page 13

   2. We note your revised dilution table and recalculated amounts in response to prior comment 2. Please
provide us with your calculations of the per share and percent dilution
 Daniel Gudema
Take It National, Inc.
May 5, 2020
Page 2
         to new investors under the 25% of offered shares sold scenario since we can reconcile to the amounts presented.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameDaniel Gudema                              Sincerely,
Comapany NameTake It National, Inc.
                                                             Division of
Corporation Finance
May 5, 2020 Page 2                                           Office of
Technology
FirstName LastName